Exhibit 23.2

PROMISSORY NOTE

May 28, 2013	$45,000.00

FOR VALUE RECEIVED the undersigned, jointly and severally, promise to pay to  Danny Aaron (“Aaron) or order, the principal sum of   Fifteen Thousand Dollars ($15,000.00), without interest, payable in lawful money of the United States, at the office of Danny Aaron or at such other place as the legal holder hereof may designate in writing together with such additional sums as may be advanced by Aaron after this date in accordance herein up to a total of Forty Five Thousand Dollars ($45,000).  It is understood and agreed that additional amounts may be advanced by the holder hereof as provided in the above specified rate of interest from the date of advance until paid.

Advances; Advance Requests; Last Day for Advances.

(a)     Subject to the terms and conditions of this Note, Aaron shall make Advances under this Note in the amounts, at the times, and to the accounts requested by the Borrower from time to time, in each case upon delivery to Aaron of a written request by the Borrower or an Advance under this Note (each such request being an “Advance Request”), completed as designated by Aaron or as contained in this Promissory Note.

(b)     To be effective, an Advance Request must first be delivered to Aaron in writing, and such Advance Request, must be received by Aaron on or before the third Business Day before the particular calendar date specified in such Advance Request that the Borrower requests to be the date on which the respective Advance is to be made.

(c)     The Borrower hereby agrees that Aaron, for his purposes, may consider as an Advance Request such additional sums as may be advanced by Aaron and accepted by the Borrower in accordance with the terms of the Promissory Note for any such loan or advance that is deposited by the Borrower and not returned to Aaron.

Principal Amount of Advances; Maximum Principal Amount.

The principal amount of each Advance shall be the amount specified in the respective Advance Request; provided, however, that the aggregate principal amount of all Advances made under this Note may not exceed the particular amount specified above as the “Maximum Principal Amount.”

Payment Terms.

The principal and interest shall be due and payable as follows:

In the event of default in payment of any installment of principal or interest hereof or default under the terms of any instrument securing this note, and if the default is not made good within fifteen (15) days, the holder may, without notice, declare the remainder of the debt at once due and payable.  Failure to exercise this option shall not constitute a waiver of the right to exercise the same at any other time.  The principal of this note and any part thereof, and accrued interest, if any, shall bear interest at the rate of eight per cent (8%) per annum after default until paid.

Waiver of Presentment and other Legal Formalities.

All parties to this note, whether principal, surety, guarantor or endorsers, hereby waive presentment for payment, demand, protest and notice of dishonor, and all defenses on the ground of extension of time for the payment hereof, which may be given by the holder of the note to them or either of them, or to anyone who has assumed  the payment of this note.

Remedies Upon Default in Payment Terms.

Upon default the holder of this note may employ an attorney to enforce the holder's rights and remedies and the maker, principal, surety, guarantor and endorsers of this note hereby agree to pay to the holder the sum of fifteen (15%) per cent of the outstanding balance owing on said note for reasonable attorneys' fees, plus all other reasonable expenses incurred by the holder in exercising any of the holder's rights and remedies upon default.

This note is to be governed and construed in accordance with the laws of the State of Nevada.

IN TESTIMONY WHEREOF, each maker has hereunto set his hand the day and year first above written.

Oro Capital Corporation

/s/   Danny Aaron
       Danny Aaron, CEO